SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 4

                   Under the Securities Exchange Act of 1934*

                                  Salton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    795757103
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 April 22, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 795757103                                            Page 2 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 795757103                                            Page 3 of 7 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC (f/k/a Third Point Management Company L.L.C.)
            I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed on behalf of Third Point LLC, a Delaware limited liability company formerly known as Third Point Management Company L.L.C. (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Amendment No. 4 relates to the Common Stock, par value $.01 per share, of Salton, Inc., a Delaware corporation (the "Company"), and amends the Schedule 13D filed by the Reporting Persons with respect to the Company on September 20, 2004 (together with amendments filed prior to this Amendment No. 4, the "Schedule 13D"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. This Amendment No. 4 is being filed to report a decrease of more than 1% of the beneficial ownership of the Common Stock of the Reporting Persons and a subsequent decrease below 5% of the beneficial ownership of the Common Stock of the Reporting Persons. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 4 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

     On April 27, 2005, Mr. Loeb sent a letter to Mr. Leonhard Dreimann, Chief Executive Officer of the Company, a copy of which is attached hereto as Exhibit 1.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Amendment No. 4, each of the Reporting Persons beneficially owns no shares of Common Stock, representing zero percent of the Common Stock outstanding.

     (b) Not applicable.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock since the filing of Amendment No. 3.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market transactions on the New York Stock Exchange through the Primary Brokers.

     Except as set forth above and on Schedule A, since the filing of Amendment No. 3 there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Not applicable.

     (e) Each of the Reporting Persons ceased being the beneficial owner of more than 5% of the Company on April 25, 2005.

Item 7. Material to be Filed as Exhibits.

     1. Letter from Daniel S. Loeb to the Chief Executive Officer of the Company, dated April 27, 2005.

                                   Schedule A
         (Transactions by the Funds since the Filing of Amendment No. 3)

----------------- ------------------- ----------------- ------------------------
       Date           Transaction           Shares          Price Per Share
----------------- ------------------- ----------------- ------------------------
    4/22/2005           SELL              (134,700)            1.6086
----------------- ------------------- ----------------- ------------------------
    4/25/2005           SELL              (573,600)            1.2514
----------------- ------------------- ----------------- ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 27, 2005


                                        THIRD POINT LLC

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


                                        /s/ Daniel S. Loeb
                                        ---------------------------------
                                        Daniel S. Loeb